Exhibit 99.1

www.casipharmaceuticals.com

CASI PHARMACEUTICALS ANNOUNCES

 THIRD QUARTER 2023 BUSINESS AND FINANCIAL UPDATES

BEIJING, China (November 14, 2023) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported business and financial results for the third quarter ended September 30, 2023.

Dr. Wei-Wu He, Chairman and CEO of CASI Pharmaceuticals, stated, "We are delighted to announce that our partner Juventas has received approval from the China National Medical Products Administration (NMPA) for Inaticabtagene Autoleucel (anti-CD 19 CAR-T Cell Therapy) for the treatment of B-cell acute lymphoblastic leukemia (r/r B-ALL) in China. As exclusive marketing partner of Juventas, we are extremely proud of this achievement. This marks a significant milestone as Inaticabtagene Autoleucel is the first commercialized cell therapy for B-ALL in China. Our sales and marketing team is actively preparing for the commercial launch.”

Dr. He further added, “Our sales revenue for the third quarter of 2023 was $8.8 million, representing a decrease of 13.5% compared to the same period last year and a decrease of 10% from the second quarter of 2023. The third quarter EVOMELA® sales performance was impacted by the recent launch of an undifferentiated generic formulation of melphalan for injection product. Despite market challenges, CASI remains committed to advancing our product pipeline. Some of our noteworthy recent achievements include the license transfer of Folotyn® with an expected launch in Q1 2024, progress in the clinical development of BI-1206, transitioning CID-103 development to China for malignant hematology indications, and the acquisition of global rights for CB-5339 from Cleave Therapeutics. CASI Pharmaceuticals continues to strive for milestones and seek new synergistic opportunities in the coming quarters.”

Third Quarter 2023 Financial Highlights

•	Revenue consists of product sales of EVOMELA®. Revenue was $8.8 million for the three months ended September 30, 2023, compared to $10.2 million for the three months ended September 30, 2022.

•	Costs of revenues were $3.6 million for the three months ended September 30, 2023, compared to $4.2 million for the three months ended September 30, 2022. The decrease is in line with the decrease in revenue.

•	Research and development expenses for the three months ended September 30, 2023 were $2.4 million, compared with $3.9 million for the three months ended September 30, 2022. The decrease is mainly attributable to reduced research and development expenses on certain projects, such as CID-103.

•	General and administrative expenses for the three months ended September 30, 2023 were $5.5 million, compared with $4.8 million for the three months ended September 30, 2022.

•	Selling and marketing expenses for the three months ended September 30, 2023 were $2.5 million, compared with $3.6 million for the three months ended September 30, 2022. The decrease is mainly attributable to reduced commercial activities given the recent market environment.

•	As of September 30, 2023, CASI had cash, cash equivalents and short-term investments of $34.2 million.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly-owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for future financial or business performance, strategies, expectations, and goals. Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and no duty to update forward-looking statements is assumed. Actual results could differ materially from those currently anticipated due to a number of factors, including: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy in China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates, including with respect to BI-1206, CB-5339 and CID-103; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration (FDA), National Medical Products Administration (NMPA), or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates, including with respect to our partnerships with Juventas and BioInvent; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Wuxi. Such factors, among others, could have a material adverse effect upon our business, results of operations, and financial condition. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. Additional information about the factors and risks that could affect our business, financial condition, and results of operations, are contained in our filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Mundipharma International Corporation Limited and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

Phone: 240.864.2643

Email: ir@casipharmaceuticals.com

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CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2023	December 31, 2022
Current assets:
Cash and cash equivalents	19,976	47,112
Short-term investments	14,246	1,462
Investment in equity securities, at fair value	1,375	2,763
Accounts receivable	11,656	12,973
Inventories	8,830	6,138
Prepaid expenses and other	2,034	2,975
Total current assets	58,117	73,423

Term deposit, non current	-	3,065
Property and equipment, net	9,497	11,831
Intangible assets, net	273	1,063
Long-term investments	3,607	4,398
Right of use assets	1,119	1,398
Other assets	1,615	1,056
Total assets	74,228	96,234

Current liabilities:
Accounts payable	2,563	3,289
Accrued and other current liabilities	9,264	11,816
Income tax payable	-	1,900
Total current liabilities	11,827	17,005

Other liabilities	11,967	12,297
Total liabilities	23,794	29,302

Redeemable noncontrolling interest, at redemption value	21,640	22,358

Shareholders' equity:
Ordinary shares	1	1
Additional paid-in capital	695,683	691,766
Treasury shares	(9,604)	(9,330)
Accumulated other comprehensive loss	(1,619)	(703)
Accumulated deficit	(655,667)	(637,160)
Total shareholders' equity	28,794	44,574

Total liabilities, redeemable noncontrolling interest and shareholders' equity	74,228	96,234

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues
Product sales	8,838	10,213	27,005	27,788
Lease income from a related party	-	-	-	60
Total revenues	8,838	10,213	27,005	27,848

Costs of revenues	3,648	4,247	11,012	11,555

Gross profit	5,190	5,966	15,993	16,293

Research and development	2,399	3,905	7,547	11,748
General and administrative	5,521	4,849	18,967	15,694
Selling and marketing	2,518	3,566	11,300	10,241
Foreign exchange gain	(153)	(637)	(168)	(2,325)
Total operating expense	10,285	11,683	37,646	35,358

Loss from operations	(5,095)	(5,717)	(21,653)	(19,065)

Interest income (expense), net	161	(13)	502	101
Changes in fair value of investments	10	696	(1,068)	(2,012)
Other income	473	11	1,899	60
Loss before income tax expense and share of net loss in an equity investee	(4,451)	(5,023)	(20,320)	(20,916)
Income tax expense	-	-	-	-
Net loss before share of net loss in an equity investee	(4,451)	(5,023)	(20,320)	(20,916)
Share of net loss in an equity investee	(15)	-	(47)	-
Net loss	(4,466)	(5,023)	(20,367)	(20,916)
Less: loss attributable to redeemable noncontrolling interest	(600)	(738)	(1,860)	(1,703)
accretion to redeemable noncontrolling interest redemption value	769	916	2,376	2,264
Net loss attributable to CASI Pharmaceuticals, Inc.	(4,635)	(5,201)	(20,883)	(21,477)

Weighted average number of ordinary shares outstanding (basic and diluted)	13,378,175	13,606,130	13,354,123	13,668,553
Net loss per share (basic and diluted)	(0.35)	(0.38)	(1.56)	(1.57)

Comprehensive loss:
Net loss	(4,466)	(5,023)	(20,367)	(20,916)
Foreign currency translation adjustment	(171)	(3,127)	(2,150)	(6,420)
Total comprehensive loss	(4,637)	(8,150)	(22,517)	(27,336)

Less: comprehensive loss attributable to redeemable noncontrolling interest	(746)	(2,074)	(3,094)	(4,218)
Comprehensive loss attributable to ordinary shareholders	(3,891)	(6,076)	(19,423)	(23,118)